Filed by Suntuity Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Beard Energy Transition Acquisition Corp.

Commission File No.: 001-41098

Beard Energy Transition Acquisition Corp.

Announces Stockholder Approval of Proposals at Special Meeting

NEW YORK, NY (May 25, 2023) – Beard Energy Transition Acquisition Corp. (NYSE: BRD) (“BRD” or “SPAC”), a publicly-traded special purpose acquisition company, today announced that its stockholders voted to approve all proposals presented at BRD’s special meeting of stockholders (the “Special Meeting”) held on May 25, 2023 in connection with extending the date by which BRD may consummate a business combination and the other matters described in BRD’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “Proxy Statement”).

Approximately 98.92% of the votes cast and 84.50% of the outstanding shares of common stock of BRD were in favor of approving the Extension Amendment Proposal (as defined in the Proxy Statement) and approximately 98.92% of the votes cast and 84.50% of the outstanding shares of common stock of BRD were in favor of approving the Trust Amendment Proposal (as defined in the Proxy Statement). BRD plans to file the results of the Special Meeting, as tabulated by an independent inspector of elections, on a Form 8-K with the SEC within four business days (the “Special Meeting Results 8-K”).

Stockholders holding 15,872,896 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in BRD’s trust account (the “Trust Account”). BRD will provide an estimate of the per-share redemption price for the public shares in the Special Meeting Results 8-K.

As disclosed in the Proxy Statement, $160,000 will be deposited into the Trust Account on the thirtieth day of each month (or if such thirtieth day is not a business day, on the business day immediately preceding such thirtieth day, but except in the case of December 2023, when payment shall be paid by the twenty-ninth day of the month) beginning on June 30, 2023, until the earlier of (a) the consummation of a business combination, (b) 25 months from the closing of BRD’s initial public offering, or (c) the voluntarily dissolution and liquidation of BRD as determined by the board of directors of BRD.

About Beard Energy Transition Acquisition Corp.

BRD is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

As previously announced, on May 18, 2023, BRD entered into a definitive agreement in connection with a proposed business combination with Suntuity Renewables LLC, a New Jersey limited liability company (“Suntuity”), Suntuity Inc., a Delaware corporation and wholly owned subsidiary of BRD (“New PubCo”), and the other parties thereto.

Forward-Looking Statements

This press release includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Suntuity’s or SPAC’s ability to effectuate the proposed business combination; the benefits of the proposed business combination; the future financial performance of New PubCo, which will be the go-forward public company following the completion of the business combination, following the proposed business combination; changes in Suntuity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New PubCo’s, Suntuity’s or SPAC’s views as of any subsequent date, and none of New PubCo, Suntuity or SPAC undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New PubCo nor SPAC gives any assurance that either New PubCo or SPAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New PubCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by SPAC’s business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New PubCo, SPAC, Suntuity or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of SPAC’s stockholders; (v) Suntuity’s and New PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New PubCo’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Suntuity; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by SPAC’s public stockholders being greater than expected; (xi) the management and board composition of New PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of New PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Suntuity or SPAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt Suntuity’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Suntuity’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC.

No Offer or Solicitation

This communication is related to the proposed business combination between SPAC, Suntuity and New PubCo and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, as amended. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of SPAC, New PubCo or Suntuity, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, New PubCo, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New PubCo and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at SPAC’s stockholder meeting in connection with the proposed business combination. After the Registration Statement is declared effective, SPAC will mail the definitive proxy statement/prospectus relating to the proposed business combination to SPAC’s stockholders as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of SPAC and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about SPAC, New PubCo, Suntuity and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by SPAC or New PubCo without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, New PubCo and Suntuity and their respective directors and executive officers may be deemed participants in the solicitation of proxies of SPAC’s stockholders with respect to the proposed business combination . Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SPAC stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

Investor or Media Contact:

Beard Energy Transition Acquisition Corp.

595 Madison Avenue

28th Floor

New York, NY 10022

info@beardacq.com

Gateway Group

949-574-3860

suntuity@gatewayir.com

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